UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alfi, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00161P109

(CUSIP Number)

James E. Lee

Lee Aerospace, Inc.

9323 E. 34th St. N

Wichita, KS 67226

(316) 636-9200

Copies to:

Andrew M. Tucker

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue NW, Suite 900

Washington, DC 20001

Tel: (202) 689-2800

Fax: (202) 689-2860

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00161P109	13D	Page 2 of 6

1.	Names of Reporting Persons. James E. Lee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 1
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,347,049 shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,347,079 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,347,079 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.9% (2)
14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by Lee Aerospace, Inc. (“Lee Aerospace”) and James E. Lee (collectively with Lee Aerospace, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Based on 11,795,493 shares of Common Stock issued and outstanding, which excludes the potential exercise by the underwriters in the Issuer’s initial public offering of their option to purchase an additional 599,701 shares of Common Stock of the Issuer, as set forth in the prospectus (the “Prospectus”) of Alfi, Inc. (No. 333-251959) filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) on May 5, 2021.

CUSIP No. 00161P109	13D	Page 3 of 6

1.	Names of Reporting Persons. Lee Aerospace, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Kansas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,347,079 shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,347,079 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,347,079 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.9% (2)
14.	Type of Reporting Person (See Instructions) CO

(1) This Schedule 13D is filed by Lee Aerospace, Inc. (“Lee Aerospace”) and James E. Lee (collectively with Lee Aerospace, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Based on 11,795,493 shares of Common Stock issued and outstanding, which excludes the potential exercise by the underwriters in the Issuer’s initial public offering of their option to purchase an additional 599,701 shares of Common Stock of the Issuer, as set forth in the prospectus (the “Prospectus”) of Alfi, Inc. (No. 333-251959) filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) on May 5, 2021.

CUSIP No. 00161P109	13D	Page 4 of 6

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule”) relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), of Alfi, Inc., a Delaware corporation (the “Issuer”). The address and principal office of the Issuer is 429 Lenox Avenue, Suite 547, Miami Beach, Florida 33139.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by Lee Aerospace, Inc. (“Lee Aerospace”) and James E. Lee (collectively with Lee Aerospace, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b), (c) Lee Aerospace is a Kansas corporation, a transparency manufacturer for the aerospace industry, and Mr. Lee is the founder, President and Chief Executive Officer of Lee Aerospace. The address of the Reporting Persons and the Issuer is 429 Lenox Avenue, Suite 547, Miami Beach, Florida 33139. Mr. Lee serves on the Issuer’s Board of Directors.

(d), (e) During the past five years, neither of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Mr. Lee is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

1,197,021 shares held of record by Lee Aerospace were acquired from the Issuer pursuant to bridge loan agreements with the Issuer. The shares were issued to Lee Aerospace in exchange for capital contribution of $1,900,000.

3,150,057 shares of the Issuers Common Stock held of record by Lee Aerospace were acquired from the Issuer as part of the Issuer’s conversion of the Series Seed Preferred Stock into shares of Common Stock. The Series Seed Preferred Stock of the Issuer previously held by Lee Aerospace were issued to Lee Aerospace in exchange for a capital contribution totaling $7,500,000 in connection with the Issuer’s original formation.

Item 4. Purpose of the Transaction

The Shares held by the Reporting Persons were acquired for investment purposes in the ordinary course of the Reporting Persons’ investment activities.

The Reporting Persons do not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

CUSIP No. 00161P109	13D	Page 5 of 6

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Based on such review, the Reporting Persons may acquire additional securities, or retain or sell all or a portion of the securities then held, including without limitation in open market, block sales or privately negotiated transactions, at any time, and may formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of strategic investment and trading policies of the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

(a) - (b) Mr. Lee is the sole manager and owner of approximately 60% of the outstanding capital stock of Lee Aerospace, and therefore controls the voting and dispositive decisions of Lee Aerospace and may be deemed to beneficially own the shares of Common Stock owned by Lee Aerospace by virtue of his status as a controlling person of Lee Aerospace. Mr. Lee therefore has shared voting and dispositive power over the 4,347,079 shares of Common Stock owned by Lee Aerospace. The Common Stock over which the reporting persons have shared voting and dispositive power represent 36.9% of the total shares of Common Stock outstanding.

The above calculations are based on 11,795,493 shares of Common Stock issued and outstanding, which excludes the potential exercise by the underwriters in the Issuer’s initial public offering of their option to purchase an additional 559,701 shares of Common Stock of the Issuer, as set forth in the prospectus (the “Prospectus”) of Alfi, Inc. (No. 333-251959) filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) on May 5, 2021.

(c) - (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated by reference to this Item 6. Except as otherwise described in this Schedule, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

[signature page follows]

CUSIP No. 00161P109	13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2021

/s/ James E. Lee
James E. Lee

Lee Aerospace, Inc.

By:	/s/ James E. Lee
Name:	James E. Lee
Title:	President and Chief Executive Officer